Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of subsidiaries included in GATX’s consolidated financial statements (excluding a number of subsidiaries which would not constitute a significant subsidiary), and the state of incorporation of each:

Company Name	State of Incorporation

3140172 Canada, Inc.	Canada
American Steamship Company	New York
GATX Financial Corporation	Delaware
GATX Rail Austria GmbH	Austria
GATX Spanish Holdings Corporation, S.L.	Spain
GATX Terminals Overseas Holding Corporation	Delaware
GATX Third Aircraft Corporation	Delaware

In addition to the above-named subsidiaries, GATX Financial Corporation includes 54 domestic subsidiaries, 37 foreign subsidiaries, and interests in 25 domestic affiliates and 58 foreign affiliates.

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